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                             June 21, 2023

       Timothy Sheehy
       Chief Executive Officer
       Bridger Aerospace Group Holdings, Inc.
       90 Aviation Lane
       Belgrade, MT 59714

                                                        Re: Bridger Aerospace
Group Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 12,
2023
                                                            CIK No. 0001941536

       Dear Timothy Sheehy:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Michael Heinz